June 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Madeleine Mateo and Susan Block

Re:	Prestige Wealth Inc. Registration Statement on Form F-1 Initially filed October 15, 2022, as amended File No. 333-267999

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Prestige Wealth Inc, hereby requests the withdrawal of Request for Acceleration of Effectiveness of the Registration Statement on Form F-1 (the “Request”), erroneously filed as File No. 333-267999, filed on June 30, 2023. The Request was inadvertently filed. We wish to withdraw the Request version to correct this error. Simultaneous with the submission of this letter, we will be filing a new Request for Acceleration of Effectiveness of the Registration Statement on Form F- solely to rectify the EDGAR filing error specified above.

We appreciate your assistance in this matter.

Very truly yours,

REVERE SECURITIES LLC

By:	/s/ Dajiang Guo
	Name:	Dajiang Guo
	Title:	Senior Managing Director, Head of Investment Banking